

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Joshua Harley
Chief Executive Officer
Fathom Holdings Inc.
211 New Edition Court, Suite 211
Cary, NC 27511

> **Re: Fathom Holdings Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 16, 2020**
> **File No. 333-235972**

Dear Mr. Harley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2020 letter.

Amendment No. 2 to Form S-1 filed on June 16, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19, page 34

1. We note your disclosure of the social and economic impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 pandemic. In addition, please clarify for us and in your filing what is meant by temporary discretionary payroll reductions. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statement of Changes in Stockholders' Deficit, page F-25

2.   Please tell us how you determined it was unnecessary to provide a comparative year-to-date period for your Statement of Changes in Stockholders' Deficit. Alternatively, please revise to include this financial statement. Please refer to Article 8-03 of Regulation S-X.

      You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction